Exhibit (a)(5)(iv)

Executive Email to WW Team

Earlier this week, Polycom announced a $400 million Capital Return program, including the purchase of approximately $250 million through a Tender Offer process. Because many employees are also shareholders, the rules governing this process limited us from communicating internally prior to making the formal public announcement about the details of the Tender Offer. Now that our complete plan has been announced, we can share our strategy. So why are we doing this?

First, we’re confident in our company, our team and the long-term potential of our industry.

•	Voice and video collaboration are the basis of future business communication.

•	Our product portfolio and strategic partnerships position us to lead the industry.

•	We have a broad and established customer base that believes in Polycom.

•	We have a great team and a very promising future.

Polycom is committed to utilizing all our resources to create value for our shareholders as we benefit from the long term industry trends and the investments we’ve made in our product portfolio. Our company is financially strong and generates significant cash flow every quarter. This program enables us to return significant capital to our investors by buying back approximately 20% of our outstanding shares, while still maintaining our strong financial position.

For more information regarding our Capital Return program, please refer to Wednesday’s press release, as well as the press release from today regarding our commencement of the Tender Offer.

We are confident about Polycom and our strategy and believe in our team and the future of the industry. On behalf of the Board of Directors and management team, thank you for your continued contributions to our success.

Regards,

Kevin Parker	Eric Brown
Chairman & Interim CEO	Chief Operating Officer & Chief Financial Officer

Tender Offer Statement

This email is for informational purposes only and is neither an offer to buy nor the solicitation of an offer to sell any shares of Polycom’s common stock. The tender offer is being made only pursuant to the Offer to Purchase, the Letter of Transmittal and related materials that Polycom will be distributing to its stockholders and filing with the Securities and Exchange Commission. Stockholders should read carefully the Offer to Purchase, the Letter of Transmittal and related materials because they contain important information, including the various terms of, and conditions to, the tender offer. Stockholders are urged to carefully read these materials prior to making any decision with respect to the tender offer. Stockholders may obtain free copies of the Offer to Purchase and other related materials when filed with the Securities and Exchange Commission at the Commission’s website at www.sec.gov or at the Investor Relations section of Polycom’s website at www.polycom.com. In addition, stockholders may also obtain copies of these documents, when available, free of charge, by contacting MacKenzie Partners, Inc., the Information Agent for the Offer, by telephone at (800) 322-2885 (toll-free), or in writing to 105 Madison Avenue, New York, New York 10016.